Part III Item 14: Counter-Party Selection

a. *Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?*

☒ *Yes* ☐ *No*

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

MAIN SESSION: The ATS, by default, allows orders submitted to the Main Session by the same Subscriber to cross. Subscribers may, however, elect to prevent orders submitted by the same Subscriber from interacting with one another ("**Self-Crossing Prevention**") or with orders of one or more of their affiliates.

CONDITIONAL SESSION: The ATS, by default, allows orders submitted to the Conditional Session by the same Subscriber to cross. Subscribers may, however, elect to prevent orders submitted by the same Subscriber from interacting with one another, or with orders of one or more of their affiliates.

As described above, certain of the Instinet Algorithms or the SOR will, based upon predetermined routing logic and the addition of a Target Counterparty FIX Tag, submit trading interest to the Conditional Session that is only eligible to interact with one or more counterparties in the selected Hosted Pool. Hosted Pools are segregated from the other firm orders and Conditionals in the Conditional Session and in other Hosted Pools.

Orders with a Target Counterparty FIX Tag instruction will be prioritized, matched, and executed in accordance with the Conditional Session standard matching and execution logic.

The Target Counterparty FIX Tag or Hosted Pool Functionality does not currently support elections based on Subscriber characteristics (e.g., the rate at which a subscriber submits a Firm-Up message in response to a trading opportunity in the Conditional Session).

VWAP AND MOC CROSSES: Subscribers to the VWAP and MOC Crosses may specify whether their orders are eligible to self-cross. For the VWAP Cross, the ATS, by default, allows orders submitted by the same Subscriber to cross, in which case their orders may either self-cross or cross with others in the pool. VWAP Cross Subscribers may also select a preference to self-cross, in which case the ATS will prioritize orders submitted by the same Subscriber to the VWAP Cross for crossing. A Subscriber may request to prevent its orders from interacting with orders submitted by an affiliate of the Subscriber.

For the MOC Crosses, the ATS, by default, will prioritize orders submitted by the same Subscriber for crossing. Depending on a number of factors, this can lower the cost of execution for the Subscriber. Subscribers may, however, opt-out of this functionality, in which case the ATS will prevent orders submitted by the same Subscriber to the MOC Crosses from crossing. A Subscriber may request to prevent its orders from interacting with orders submitted by an affiliate of the Subscriber.

b. *If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

If no, identify and explain any differences.